15026128

SECURITIES AND EXCHANGE COMMISSION

RECEIVED
APR 09 2015
SEC MAIL PROCESSING SECTION
WASH. D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 68659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hannon Armstrong Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1906 Towne Centre Blvd Suite 370
(No. and Street)

Annapolis (City) Maryland (State) 21401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn J Kasky 410-571-6181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LP
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 4/9

tg 4/9

OATH OR AFFIRMATION

I, Carolyn J Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hannon Armstrong Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn J Kasky
Signature

CFO, Financial Operations Principal
Title

POLLY ORTLIEB
NOTARY PUBLIC
ANNE ARUNDEL COUNTY
MARYLAND
MY COMMISSION EXPIRES 5/6/2018

Polly Ortlieb
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANNON ARMSTRONG
SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities LLC
For the Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Hannon Armstrong Securities LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Hannon Armstrong Securities, LLC.

We have audited the accompanying statement of financial condition of Hannon Armstrong Securities, LLC. ("the Company"), as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hannon Armstrong Securities, LLC. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

McLean, VA
February 19, 2015

Hannon Armstrong Securities LLC

Statement of Financial Condition

December 31, 2014

Assets		
Current assets:		
Cash and cash equivalents	$	205,789
Other current assets		3,571
Total current assets		209,360
Total assets	$	209,360
Liabilities and member's equity		
Current liabilities:		
Accounts payable and accrued expenses	$	26,520
Total current liabilities		26,520
Member's equity:		
Member's capital		3,094,578
Retained deficit		(2,911,738)
Total member's equity		182,840
Total liabilities and member's equity	$	209,360

See accompanying notes.

Hannon Armstrong Securities LLC

Statement of Operations

For the Year Ended December 31, 2014

Revenue:	
Advisory services	$ -
Total revenues	-
Expenses:	
General and administrative – related party	364,925
Consulting services	83,850
General and administrative	11,038
Regulatory expenses	5,782
Total expenses	465,595
Net loss	$ (465,595)

See accompanying notes.

Hannon Armstrong Securities LLC

Statement of Changes in Member's Equity

	Member's Capital	Retained Deficit	Total
Balance, December 31, 2013	$ 2,483,233	$ (2,446,143)	$ 37,090
Capital contributions	611,345	–	611,345
Net loss	–	(465,595)	(465,595)
Balance, December 31, 2014	$ 3,094,578	$ (2,911,738)	$ 182,840

See accompanying notes.

Hannon Armstrong Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Operating activities	
Net loss	$ (465,595)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Other current assets	(704)
Accounts payable and accrued expenses	368,305
Net cash used in operating activities	(97,994)
Financing activities	
Capital contributions	250,000
Net cash provided by financing activities	250,000
Increase in cash and cash equivalents	152,006
Cash and cash equivalents at beginning of year	53,783
Cash and cash equivalents at end of year	$ 205,789

See accompanying notes.

Hannon Armstrong Securities LLC

Notes to Financial Statements

December 31, 2014

1. Background

Hannon Armstrong Securities LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulation Authority (FINRA) effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by HAT Holdings I, LLC, which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the Parent).

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory and placement services when such services have been provided in accordance with contractual requirements and collectibility is reasonably assured. For the year ended December 31, 2014, the Company did not recognize any revenue.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for allowance for doubtful accounts based on estimates of uncollectible accounts. As of December 31, 2014, the Company does not have any outstanding accounts receivable.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from Company's operations are included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the statements of operations when incurred.

ASC 740-10-25 describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. The Company does not have any uncertain tax positions at December 31, 2014.

3. Fair Value Measurements

The levels of fair value inputs used to measure the Company's financial assets and liabilities are characterized in accordance with the fair value hierarchy established by FASB ASC Topic 820. Where inputs for a financial asset or liability fall in more than one level in the fair value hierarchy, the financial asset or liability is classified in its entirety based on the lowest level input that is significant to the fair value measurement of that financial asset or liability. The Company uses its judgment and considers factors specific to the financial assets and liabilities measured at fair value in determining the significance of an input to the fair value measurements. The three levels of the fair value hierarchy are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

- Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

- Level 3: Unobservable inputs are used when little or no market data is available.

The Company's financial instruments include cash equivalents, which are carried at amounts that approximate fair values.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, the Rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $179,269, which exceeded required net capital by $174,269, and the Company's indebtedness to net capital ratio was 0.15 to 1.

5. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is reimbursed for such costs, they are paid using the Company's standard process for disbursements, with any unremitted costs recorded as a liability. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent. During the year ended December 31, 2014, capital contributions were made to the Company by the Parent in the amount of $611,345 of which $250,000 was made in cash and the remaining balance of $361,345 were expense paid by the Parent on behalf of the Company. In 2014, the Company incurred $364,925 of general and administrative expense sharing costs with the Parent. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2014.

6. Subsequent Events

The Company evaluated subsequent events through February 19, 2015, the date the financial statements were issued. The Company has determined there are no material events or transactions that would affect their financial statements or require disclosure in their financial statements.

Supplementary Information

Hannon Armstrong Securities LLC

Schedule I – Computation of Net Capital

December 31, 2014

Computation of net capital		
Member's Equity	$	182,840
Less: Deductions and/or Other Charges		
Non-Allowable Assets		(3,571)
Net Capital		179,269
Minimum Net Capital Required		5,000
Excess Net Capital	$	174,269
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	26,520
Ratio of Aggregate Indebtedness to Net Capital		0.15

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014, filed on January 27, 2015.

Hannon Armstrong Securities LLC

Schedule II – Statement Regarding the Exchange Act of 1934 Rule 15c3-3 and Possession or Control

December 31, 2014

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Exchange Act of 1934 under Paragraph (k)(2)(i) of that Rule.

HANNON ARMSTRONG
SECURITIES, LLC

Hannon Armstrong Securities, LLC Exemption Report
For the Period from June 1, 2014 through December 31, 2014

Hannon Armstrong Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from June 1, 2014 through December 31, 2014 without exception.

Hannon Armstrong Securities, LLC. (SEC 8-68659)

I, Carolyn J Kasky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carolyn J Kasky

Title: CFO and Financial Operations Principal

February 19, 2015

EY
Building a better working world

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hannon Armstrong Securities, LLC. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

McLean, VA
February 19, 2015

Building a better working world

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Hannon Armstrong Securities, LLC.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Hannon Armstrong Securities, LLC., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Hannon Armstrong Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Hannon Armstrong Securities LLC's management is responsible for Hannon Armstrong Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger.

   There were no such findings.

2. Compared the amounts reported on the Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

Line Item	Form X-17A-5	SIPC-7	Variance (Audit Adjustment)
Total Revenue (FOCUS Line 12/ Part IIa Line 9)	0	0	0

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no such adjustments

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no such findings.

1502-1403949

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   There were no such findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2015